

06007025

FY4/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/29/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66617

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___September 1, 2004___ AND ENDING___December 31, 2005___

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DC Evans and Company, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

  132 Central Avenue

                    (No. and Street)

Hillsdale   New Jersey   07642

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Douglas C. Evans____   (201) 358-2856

                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Lazar Levine & Felix LLP

                    (Name – *if individual, state last, first, middle name*)

65 Madison Avenue, PO Box 2138	Morristown	New Jersey	07962-2138
(Address)	(City)	(State)	(Zip Code)

PROCESSED

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

JUN 13 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Douglas C. Evans_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____DC Evans and Company, LLC_____ , as

of _____December 31_____ , 20__05___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Managing Member

_____

Title

_____

Notary Public   2-27-06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (x) (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Lazar Levine & Felix LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS



DC EVANS AND COMPANY, LLC
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE SIXTEEN (16) MONTHS FROM
SEPTEMBER 1, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2005
SEC FILE NO. 8-53164



DC EVANS AND COMPANY, LLC
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE SIXTEEN (16) MONTHS FROM
SEPTEMBER 1, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2005
SEC FILE NO. 8-53164

DC EVANS AND COMPANY, LLC
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE SIXTEEN (16) MONTHS FROM
SEPTEMBER 1, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2005

- INDEX -



Lazar Levine & Felix LLP

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
DC Evans and Company, LLC
Hillsdale, New Jersey

We have audited the accompanying statement of financial condition of DC Evans and Company, LLC as of December 31, 2005 and the related statements of operations, changes in member's equity, and cash flows for the period from September 1, 2004 (date of inception) to December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of DC Evans and Company, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DC Evans and Company, LLC as of December 31, 2005 and the results of its operations and its cash flows for the period September 1, 2004 (date of inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of supplemental analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lazar Levine & Felix LLP
LAZAR LEVINE & FELIX LLP

Morristown, New Jersey
January 19, 2006

65 MADISON AVENUE P.O. Box 2138 / MORRISTOWN, NJ 07962-2138   Other Offices: NEW YORK, NY / T 212 736 1900   www.lazarcpa.com
T 973 267 1414 / F 973 326 9157   PARSIPPANY, NJ / T 973 428 3200

DC EVANS AND COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
(See Independent Auditors' Report)

- ASSETS -

	2005
ASSETS:	
Cash	$ 45,988
Prepaid expenses	1,854
TOTAL ASSETS	47,842
EQUIPMENT, AT COST, NET OF ACCUMULATED DEPRECIATION	668
TOTAL ASSETS	$ 48,510

-LIABILITIES AND MEMBER'S EQUITY -

	2005
LIABILITIES	
Accrued expenses	$ 2,500
TOTAL LIABILITIES	2,500
MEMBER'S EQUITY	46,010
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 48,510

The accompanying notes are an integral part of thIs financial statement.

	2005
REVENUES	
Instutional commissions, net of clearing agent fees	$ -
OPERATING EXPENSES:	
Dues, subscriptions and licences	3,855
Shipping costs	104
Supplies	104
Office expense	2,539
Organizational cost	4,120
Professional Fees	2,500
Travel expense	507
Meals and entertainment	49
Depreciation	243
TOTAL OPERATING EXPENSES	14,021
NET LOSS	$ (14,021)

The accompanying notes are an integral part of this financial statement.

	2005
MEMBER'S EQUITY AT BEGINNING OF PERIOD	$ -
Capital contibuiton by member	60,031
Net loss	(14,021)
BALANCE - DECEMBER 31, 2005	$ 46,010

The accompanying notes are an integral part of this financial statement.

DC EVANS AND COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE SIXTEEN (16) MONTHS FROM
SEPTEMBER 1, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2005
(See Independent Auditors' Report)

	2005
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (14,021)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:	
Depreciation	243
Changes in operating assets and liabilities:	
Prepaid expenses	(1,854)
Accrued expenses	2,500
NET CASH USED IN OPERATING ACTIVITIES	(13,132)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(911)
NET CASH USED IN INVESTING ACTIVITIES	(911)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contribution from member	60,031
NET CASH PROVIDED BY FINANCING ACTIVITIES	60,031
NET INCREASE IN CASH	45,988
Cash, beginning of period	-
CASH, END OF PERIOD	$ 45,988

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZAION AND NATURE OF BUSINESS:

DC Evans and Company, LLC ("Evans"), a single member limited liability company, was formed on August 30, 2004 in the state of New Jersey and began operations on September 1, 2004. Evans is a broker-dealer registered with the Securities and Exchange Commission and the State of New Jersey, and is a member of the National Association of Securities Dealers, Inc. ("NASD") and provides administrative services for investment managers and financial institutions and assistance in maintaining client relations.

Evans does not carry security accounts for customers, execute trades, or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of the Securities and Exchange Commission rule 15c3-3.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Evans' accounting policies are in accordance with accounting principles generally accepted in the United States of America. Outlined below are those policies considered particularly significant.

(a)   *Use of Estimates:*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

(b)   *Income Taxes:*

Evans is a limited liability company. Accordingly, the accompanying financial statements do not include a provision for Federal or state income taxes. Taxes, if any, are the responsibility of the sole member.

(c)   *Fair Value of Financial Information:*

As of December 31, 2005, the carrying amount of cash approximates fair value because of the short-term maturities of this item.

(d)   *Equipment:*

Equipment is recorded at cost. Depreciation is computed on the straight-line basis over the estimated useful life of the related asset.

NOTE 2   -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(e) *Member Equity*

In accordance with the operating agreement, the member has made an initial capital contribution to Evans in cash and equipment. No additional capital contributions shall be required of the member unless required to maintain minimum net capital requirements. No interest shall be due from Evans on any capital contribution from the member. Net income and net losses in respect of each fiscal year of Evans shall be allocated to the member. The member shall have no liability or obligation for any debts, liabilities or obligations of Evans beyond the member's respective capital contribution.

(f) *Recent Accounting Pronouncements:*

In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" - a replacement of APB Opinion No. 20 (Accounting Changes) and FASB No. 3 (Reporting Accounting Changes in Interim Financial Statements), which changed the requirements for the accounting for and reporting of a change in accounting principle. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period- specific effects of an accounting change on one or more individual prior periods presented, this statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this statement requires the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. Statement No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. This Statement is not expected to have a material impact on the Evans.

NOTE 3   -   NET CAPITAL REQUIREMENTS:

Evans is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2005, Evans had net capital of $ 44,156 which was $ 39,156 in excess of its required minimum net capital of $5,000. Evans' net capital ratio was .06 to 1.

NOTE 4 - EQUIPMENT:

Equipment is summarized, as follows:

	2005	Estimated Useful Lives
Equipment	$ 911	5 years
Less, accumulated depreciation	(243)	
	$ 668	

Depreciation expense charged to operations amounted to $243 for 2005.

DC EVANS AND COMPANY, LLC
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2005

Computation of Net Capital Under Rule 15c3-1 of the Security Exchange Act of 1934

TOTAL MEMBER'S EQUITY	$	46,010
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		(1,854)
Equipment, net		(668)
Sub-total of deductions and/or charges		(2,522)
Haircut on proprietary positions and commitments:		
(2%) haircut of cash in money market funds		-
Sub-total of haircut on proprietary positions and commitments		-
NET CAPITAL	$	43,488
Aggregate Indebtedness		
Accounts payable and accrued expenses to non-customers	$	2,500
TOTAL AGGREGATE INDEBTEDNESS	$	2,500

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (.0667 of aggregate indebtedness)	$	167
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)		5,000
EXCESS NET CAPITAL	$	38,488
Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness)	$	38,238
Percentage of aggregate indebtedness to net capital		5.75%
Ratio: aggregate indebtedness to net capital		.06 to 1
Reconcilliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)		
Net, capital, as reported on Company's Part II (unaudited) Focus report	$	45,988
Increases (decreases) resulting from December 31, 2005 audit adjustments, net		(2,500)
Net capital, as included in this report	$	43,488

STATEMENT OF NON-ALLOWABLE ASSETS:

Prepaid expenses	$	1,854
	$	1,854

STATEMENT OF HAIRCUT ON PROPRIETARY POSITIONS AND COMMITMENTS:

2% haircut of cash in money market funds	$	-
	$	-



Lazar Levine & Felix LLP

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

<u>INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED</u>
<u>BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN</u>
<u>EXEMPTION FROM SEC RULE 15c3-3</u>

To the Member
DC Evans and Company, LLC
Hillsdale, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of DC Evans and Company, LLC ("Evans") for the sixteen (16) months from September 1, 2004 (date of inception) to December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Evans that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Evans does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Evans in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of Evans is responsible for establishing and maintaining an internal accounting control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Evans has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

65 MADISON AVENUE P.O. Box 2138 / MORRISTOWN, NJ 07962-2138   **Other Offices:** NEW YORK, NY / T 212 736 1900   www.lazarcpa.com
T 973 267 1414 / F 973 326 9157   PARSIPPANY, NJ / T 973 428 3200

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Evans' practices and procedures were adequate as of December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management and the Securities and Exchange Commission, National Association of Securities Dealer, Inc. and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than those specified parties.

LAZAR LEVINE & FELIX LLP

Morristown, New Jersey
January 19, 2006